Filed Pursuant to Rule 433

Registration No. 333-291349

August 10, 2026

Relating to Preliminary Prospectus Supplement

dated August 10, 2026

THE MOSAIC COMPANY

Pricing Term Sheet

$1,000,000,000 5.350% Senior Notes due 2031 (the “2031 Notes”)

$500,000,000 5.650% Senior Notes due 2034 (the “2034 Notes”)

$500,000,000 5.900% Senior Notes due 2036 (the “2036 Notes”)

This pricing term sheet (this “pricing term sheet”) is qualified in its entirety by reference to the preliminary prospectus supplement, dated August 10, 2026 (the “preliminary prospectus supplement”), and the related base prospectus, dated November 7, 2025 (the “base prospectus” and, together with the preliminary prospectus supplement, including the documents incorporated by reference in the preliminary prospectus supplement and the base prospectus, the “prospectus”), of The Mosaic Company. The information in this pricing term sheet supplements the preliminary prospectus supplement and updates and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with the information in the preliminary prospectus supplement. Capitalized terms used and not defined herein have the meanings assigned in the prospectus.

Issuer:	The Mosaic Company
Ratings (Moody’s/S&P/Fitch)*:	Baa2 / BBB / BBB
Security Type:	Senior Unsecured Notes
Offering Format:	SEC Registered
Pricing Date:	August 10, 2026
Settlement Date (T+5)**:	August 17, 2026
Maturity Date:	2031 Notes: August 17, 2031 2034 Notes: January 15, 2034 2036 Notes: August 17, 2036
Interest Payment Dates:	2031 Notes: February 17 and August 17, beginning February 17, 2027 2034 Notes: January 15 and July 15, beginning January 15, 2027 2036 Notes: February 17 and August 17, beginning February 17, 2027
Principal Amount:	2031 Notes: $1,000,000,000 2034 Notes: $500,000,000 2036 Notes: $500,000,000
Benchmark:	2031 Notes: 4.375% Notes due July 31, 2031 2034 Notes: 4.375% Notes due July 31, 2033 2036 Notes: 4.375% Notes due May 15, 2036

Benchmark Price / Yield:	2031 Notes: 99-28 / 4.403% 2034 Notes: 98-31 / 4.549% 2036 Notes: 97-16 1/4 / 4.695%
Spread to Benchmark:	2031 Notes: +95 bps 2034 Notes: +115 bps 2036 Notes: +125 bps
Yield to Maturity:	2031 Notes: 5.353% 2034 Notes: 5.699% 2036 Notes: 5.945%
Coupon:	2031 Notes: 5.350% 2034 Notes: 5.650% 2036 Notes: 5.900%
Public Offering Price:	2031 Notes: 99.987% of the principal amount 2034 Notes: 99.713% of the principal amount 2036 Notes: 99.664% of the principal amount in each case, plus accrued interest, if any, from August 17, 2026
Optional Redemption:

Make-Whole Call:

2031 Notes: At any time prior to July 17, 2031, at the greater of (i) 100% or (ii) a make-whole price calculated using a discount rate of Treasury plus 15 basis points

2034 Notes: At any time prior to November 15, 2033, at the greater of (i) 100% or (ii) a make-whole price calculated using a discount rate of Treasury plus 20 basis points

2036 Notes: At any time prior to May 17, 2036, at the greater of (i) 100% or (ii) a make-whole price calculated using a discount rate of Treasury plus 20 basis points

Par Call:	2031 Notes: At any time on or after July 17, 2031 2034 Notes: At any time on or after November 15, 2033 2036 Notes: At any time on or after May 17, 2036

CUSIP / ISIN:	2031 Notes: 61945C AL7 / US61945CAL72 2034 Notes: 61945C AM5 / US61945CAM55 2036 Notes: 61945C AN3 / US61945CAN39
Denominations:	$2,000 x $1,000
Net Proceeds (After Underwriting Discounts but Before Expenses):	$1,984,380,000
Active Joint Book-Running Managers:	Citigroup Global Markets Inc. BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC
Passive Joint Book-Running Managers:

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Goldman Sachs & Co. LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Rabo Securities USA, Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:	Banco Bradesco BBI S.A. Barclays Capital Inc. TD Securities (USA) LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.
**

The Issuer expects to deliver the 2031 Notes, the 2034 Notes and the 2036 Notes (collectively, the “Notes”) against payment for the Notes on or about August 17, 2026, which will be the fifth business day following the date of the pricing of the Notes, or “T+5”. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the business day immediately preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle T+5, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the business day immediately preceding the settlement date should consult their advisors.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, BofA Securities, Inc. toll-free at (800) 294-1322, J.P. Morgan Securities LLC collect at (212) 834-4533 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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